This Amendment No. 1 to Form CB contains 23 pages, including all exhibits.

03000131

APR - 8 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

SQUARE CO., LTD.
(Name of Subject Company)

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

SQUARE ENIX CO., LTD
4-31-8, Yoyogi, Shibuya-ku
Tokyo, Japan
011-81-3-5352-6411
(Name of Person(s) Furnishing Form)

PROCESSED
APR 09 2003
THOMSON FINANCIAL

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Yosuke Matsuda
Senior Vice President
SQUARE ENIX CO., LTD.
4-31-8, Yoyogi Shibuya-ku,
Tokyo, Japan
011-81-3-5352-6411
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 29, 2003
(Date Tender Offer/Rights Offering Commenced)

Exhibit Index Begins On Page 7

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A.	English translation of the Notice of General Meeting of Shareholders, dated January 29, 2003, disseminated to the shareholders of SQUARE, CO., LTD.*

* Previously furnished as an attachment to Form CB furnished on January 29, 2003.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Notice of General Meeting of Shareholders distributed to the U.S. shareholders of SQUARE CO., LTD.

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PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Exhibit Number	Description
1.	English translations of the Press Releases, dated November 26, 2002, January 10, 2003 and January 14, 2003, relating to the proposed merger.*
2.	English translation of the Interim Report submitted to the Kanto Local Finance Bureau by ENIX CORPORATION, dated November 26, 2002. *
3.	English translation of the Interim Report submitted to the Kanto Local Finance Bureau by SQUARE CO., LTD., dated November 26, 2002. *
4.	English translations of the Amendments to the Interim Report submitted to the Kanto Local Finance Bureau by ENIX CORPORATION, dated January 14, 2003 and January 21, 2003. *
5.	English translation of the Amendment to the Interim Report submitted to the Kanto Local Finance Bureau by SQUARE CO., LTD., dated January 14, 2003. *
6.	English translations of the Timely Disclosure Documents, dated November 26, 2002, January 10, 2003 and January 14, 2003, filed with the Tokyo Stock Exchange. *
7.	English translation of the Merger Agreement, dated November 26, 2002, between ENIX CORPORATION and SQUARE CO., LTD. *
8.	English translation of the Amendment Agreement, dated January 14, 2003, between ENIX CORPORATION and SQUARE CO., LTD.*
9.	English translations of the Share Allocation Explanations, Balance Sheets, and Profit and Loss Statements made available in Japan at the head offices of ENIX CORPORATION and SQUARE CO., LTD. and on the website of the Tokyo Stock Exchange. *
10.	English translation of Additional Merger Information disclosure made available in Japan at the head office of SQUARE ENIX CO., LTD. and on the website of the Tokyo Stock Exchange.
11.	English translation of the Amendment Agreement, dated March 31, 2003, between ENIX CORPORATION and SQUARE CO., LTD.
12.	English translation of the Press Release, dated March 31, 2003, relating to the proposed merger.
13.	English translation of the Amendment to the Interim Report submitted to the Kanto Local Finance Bureau by SQUARE ENIX CO., LTD. (with former corporate name "ENIX CORPORATION"), dated April 2, 2003.

14. English translation of the Amendment to the Interim Report submitted to the Kanto Local Finance Bureau by SQUARE ENIX CO., LTD. (with former corporate name "SQUARE CO., LTD."), dated April 2, 2003.

15. English translation of the Timely Disclosure Document, dated March 31, 2003, filed with the Tokyo Stock Exchange.

* Previously furnished as an exhibit to Form CB furnished on January 29, 2003.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of the Form CB to the Securities and Exchange Commission (the "Commission") on January 29, 2003, ENIX CORPORATION filed with the Commission a written irrevocable consent and power of attorney on Form F-X. SQUARE ENIX CO., LTD. will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SQUARE ENIX CO., LTD.

By: Yoichi Wada
Name: Yoichi Wada
Title: Representative Director & President
Date: April 4, 2003

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EXHIBIT INDEX

Exhibit Number	Description
1.	English translations of the Press Releases, dated November 26, 2002, January 10, 2003 and January 14, 2003, relating to the proposed merger.*
2.	English translation of the Interim Report submitted to the Kanto Local Finance Bureau by ENIX CORPORATION, dated November 26, 2002. *
3.	English translation of the Interim Report submitted to the Kanto Local Finance Bureau by SQUARE CO., LTD., dated November 26, 2002. *
4.	English translations of the Amendments to the Interim Report submitted to the Kanto Local Finance Bureau by ENIX CORPORATION, dated January 14, 2003 and January 21, 2003. *
5.	English translation of the Amendment to the Interim Report submitted to the Kanto Local Finance Bureau by SQUARE CO., LTD., dated January 14, 2003. *
6.	English translations of the Timely Disclosure Documents, dated November 26, 2002, January 10, 2003 and January 14, 2003, filed with the Tokyo Stock Exchange. *
7.	English translation of the Merger Agreement, dated November 26, 2002, between ENIX CORPORATION and SQUARE CO., LTD. *
8.	English translation of the Amendment Agreement, dated January 14, 2003, between ENIX CORPORATION and SQUARE CO., LTD.*
9.	English translations of the Share Allocation Explanations, Balance Sheets, and Profit and Loss Statements made available in Japan at the head offices of ENIX CORPORATION and SQUARE CO., LTD. and on the website of the Tokyo Stock Exchange. *
10.	English translation of Additional Merger Information disclosure made available in Japan at the head office of SQUARE ENIX CO., LTD. and on the website of the Tokyo Stock Exchange.
11.	English translation of the Amendment Agreement, dated March 31, 2003, between ENIX CORPORATION and SQUARE CO., LTD.
12.	English translation of the Press Release, dated March 31, 2003, relating to the proposed merger.
13.	English translation of the Amendment to the Interim Report submitted to the Kanto Local Finance Bureau by SQUARE ENIX CO., LTD (with former corporate name "ENIX CORPORATION"), dated April 2, 2003.

14. English translation of the Amendment to the Interim Report submitted to the Kanto Local Finance Bureau by SQUARE ENIX CO., LTD. (with former corporate name "SQUARE CO., LTD."), dated April 2, 2003.

15. English translation of the Timely Disclosure Document, dated March 31, 2003, *filed with the Tokyo Stock Exchange.*

* Previously furnished as an exhibit to Form CB furnished on January 29, 2003.

Exhibit 10

[English translation of the Additional Merger Information disclosure made available in Japan at the head office of SQUARE ENIX CO., LTD. and on the website of the Tokyo Stock Exchange.]

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

April 1, 2003

MATTERS REGARDING THE MERGER OF OUR COMPANY WITH SQUARE CO., LTD.

Yoichi Wada
Representative Director & President
SQUARE ENIX CO., LTD.
31-8, Yoyogi 4-chome
Shibuya-ku, Tokyo

Our company and SQUARE CO., LTD. ("SQUARE") merged into one company on April 1, 2003 (the date of the registration of the merger) based on the Merger Agreement and the Amendment Agreement that were approved at the extraordinary general shareholders' meetings of both companies held on February 13, 2003. Our company hereby reports the matters regarding this merger as follows.

Note that our company's trade name changed from "ENIX CORPORATION" to "SQUARE ENIX CO., LTD." as of April 1, 2003.

1. With respect to shareholders (the term "shareholder" being hereinafter defined as including a beneficial owner of the shares recorded by the name of Japan Securities Depository Center, Inc. ("JASDEC Inc.")) that made requests for purchase of their shares pursuant to Article 408-3 of the Commercial Code, the number of such shareholders of our company is zero, and that of SQUARE's shareholders is one (1) (which owns 100 common shares of SQUARE.).

2. Both companies had, as of February 19, 2003, given their respective creditors public notices regarding objection to the merger in the official gazette (*kanpo*) and the *Nihon Keizai Shimbun*, pursuant to Article 412 of the Commercial Code. No creditors of either company objected to the merger on or before March 20, 2003, the deadline for objection.

3. Both companies, together, filed a notification of the merger with the Fair Trade Commission pursuant to Article 15, paragraph 2 of the Act concerning Prohibition of Private Monopolization and Maintenance of Fair Trade. The Fair Trade Commission had, as of February 25, 2003, issued a notification of acceptance of the merger as *koukeigou* No. 28520.

4. As of February 19, 2003, SQUARE had distributed, to its shareholders, a notice requesting that they submit their share certificates to SQUARE on or before March 31, 2003, and issued a public notice to that effect in the *Nihon Keizai Shimbun*.

5. Our company has succeeded all of SQUARE's assets, liabilities, rights and obligations as of April 1, 2003.

6. The amounts of assets and liabilities succeeded by our company from SQUARE are as follows:

Succeeded assets:	31,079,964,000 yen
Succeeded liabilities:	3,865,336,000 yen

7. Our company had, upon the merger, issued 51,167,293 common shares and allotted such shares to the shareholders entered in SQUARE's latest shareholder list (the term "shareholder list" being hereinafter defined as including a list of beneficial owners of the shares recorded by the name of JASDEC Inc.) as of March 31, 2003, which was the day immediately preceding the closing date of the merger, at the rate of 1 common share of SQUARE to 0.85 common share of our company.

8. Pursuant to Article 9 of the Merger Agreement, our company is required to pay to each shareholder and registered pledgee entered in SQUARE's latest shareholder list as of the day immediately preceding the closing date of the merger, a cash payment upon the merger at the rate of 69 yen for each common share of SQUARE in lieu of SQUARE's profit dividends for the period from April 1, 2002 to March 31, 2003, without delay after our company's annual general shareholders' meeting to be held in June 2003.

9. As a result of the merger, our company's stated capital has not increased, although the capital reserve has increased by 2,986,250,000 yen.

* The amounts referred to in paragraphs 6 and 9 above have not been conclusively determined as of April 1, 2003. Accordingly, these amounts are estimates based on SQUARE's balance sheet as of September 30, 2002.

End of document

//

Exhibit 11

[English translation of the Amendment Agreement, dated March 31, 2003, between ENIX CORPORATION and SQUARE CO., LTD]

Exhibit 12

[English translation of the Press Release, dated March 31, 2003, relating to the proposed merger.]

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

March 31, 2003

To whom it may concern:

Company Name: ENIX CORPORATION
Representative: Keiji Honda
Representative Director & President
(Code Number: 9684, First Section of the Tokyo Stock Exchange)
Contact: Tatsuo Tomiyama
Director-General Manager of the Administration Department
Tel: 03-5352-6411

Company Name: SQUARE CO., LTD.
Representative: Yoichi Wada
Representative Director & President
(Code Number: 9620, First Section of the Tokyo Stock Exchange)
Contact: Yosuke Matsuda
Executive Financial Officer
Tel: 03-5496-7111

NOTICE OF AMENDMENT OF RATE OF CASH PAYMENT UPON MERGER

We are pleased to notify you that ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE") have decided, at their respective board of directors' meetings held on March 31, 2003, to amend the rate of the cash payment upon the merger pursuant to the merger agreement (the "Merger Agreement") dated November 26, 2002 entered into by and between ENIX and SQUARE.

1. Contents of Amendment

The rate of the cash payment upon the merger will be changed as follows:

(Before being amended)	30 yen for each share of SQUARE
(After being amended)	69 yen for each share of SQUARE

2. Reason for Amendment

In conjunction with the revision of SQUARE's business forecast for the year ended March 2003 that SQUARE released on March 20, 2003, the rate of the cash payment, in lieu of profit dividends, upon the merger has been amended in accordance with the proviso clause of Article 9 of the Merger Agreement and in light of the past dividend payout ratios under SQUARE's dividend policy.

End of document

Exhibit 13

[English translation of the Amendment to the Interim Report submitted to the Kanto Local Finance Bureau by SQUARE ENIX CO., LTD (with former corporate name "ENIX CORPORATION"), dated April 2, 2003.]

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

[COVER PAGE]

Filed Document:	Amendment to the Interim Report
Filed with:	The Director General of the Kanto Local Finance Bureau
Filed on:	April 2, 2003
Corporate Name:	Kabushiki Kaisha SQUARE ENIX (with former corporate name "Kabushiki Kaisha ENIX")
English Name:	SQUARE ENIX CO., LTD.
Name and Title of Representative:	Yoichi Wada, Representative Director & President
Location of Head Office:	4-31-8, Yoyogi, Shibuya-ku, Tokyo
Telephone Number:	03 (5352) 6411
Contact:	Yosuke Matsuda, Senior Vice President
Location of Nearest Contact Place:	4-31-8, Yoyogi, Shibuya-ku, Tokyo
Telephone Number:	03 (5352) 6411
Contact:	Yosuke Matsuda, Senior Vice President
Place at which a Copy of this Amendment to the Interim Report is Available for Public Inspection:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabutocho Chuo-ku, Tokyo)

1. Reason for Filing

In connection with the contents of the Interim Report filed on November 26, 2003 and the Amendment to the Interim Report filed on January 14, 2003, ENIX CORPORATION resolved to amend the rate of the cash payment upon the merger at its board of directors' meeting held on March 31, 2003. Therefore, SQUARE ENIX CO., LTD. (with former corporate name "ENIX CORPORATION") files this Amendment to the Interim Report pursuant to Article 7 of the Securities and Exchange Law applied *mutatis mutandis* by Article 24-5, Paragraph 5 of the same law.

In conjunction with the revision of the business forecast of SQUARE CO., LTD. ("SQUARE") for the year ended March 2003 that SQUARE released on March 20, 2003, the rate of the cash payment, in lieu of profit dividends, upon the merger has been amended in accordance with the proviso clause of Article 9 of the Merger Agreement and in light of the past dividend payout ratios under SQUARE's dividend policy.

2. Contents of Report

(Before being amended)

30 yen for each share of SQUARE

(After being amended)

69 yen for each share of SQUARE

Exhibit 14

[English translation of the Amendment to the Interim Report submitted to the Kanto Local Finance Bureau by SQUARE ENIX CO., LTD (with former corporate name "SQUARE CO., LTD."), dated April 2, 2003.]

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

AMENDMENT TO THE INTERIM REPORT

SQUARE ENIX CO., LTD.
(WITH FORMER CORPORATE NAME, "SQUARE CO., LTD.")
(941174)

AMENDMENT TO THE INTERIM REPORT

To: The Director General of the Kanto Local Finance Bureau

Filed on April 2, 2003

Corporate Name: Kabushiki Kaisha SQUARE ENIX (with former corporate name "Kabushiki Kaisha SQUARE")

English Name: SQUARE ENIX CO., LTD.

Name and Title of Representative: Yoichi Wada Representative Director & President

Location of Head Office: 4-31-8, Yoyogi, Shibuya-ku, Tokyo

Telephone Number: 03 (5352) 6411 (Rep.)

Contact: Yosuke Matsuda, Senior Vice President

Location of Nearest Contact Place: Same as above

Telephone Number: Same as above

Contact: Same as above

Place at which a Copy of this Interim Report is Available for Public Inspection

Name	Location
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(The original report in the Japanese language consists of 2 pages including the cover page).

1. Reason for Filing

In connection with the contents of the Interim Report filed on November 26, 2003 and the Amendment to the Interim Report filed on January 14, 2003, SQUARE CO., LTD. ("SQUARE") resolved to amend the rate of the cash payment upon the merger at its board of directors' meeting held on March 31, 2003. Therefore, SQUARE ENIX CO., LTD. (with former corporate name "SQUARE CO., LTD.") files this Amendment to the Interim Report pursuant to Article 7 of the Securities and Exchange Law applied *mutatis mutandis* by Article 24-5, Paragraph 5 of the same law.

In conjunction with the revision of SQUARE's business forecast for the year ended March 2003 that SQUARE released on March 20, 2003, the rate of the cash payment, in lieu of profit dividends, upon the merger has been amended in accordance with the proviso clause of Article 9 of the Merger Agreement and in light of the past dividend payout ratios under SQUARE's dividend policy.

2. Contents of Report

(Before being amended)

30 yen for each share of SQUARE

(After being amended)

69 yen for each share of SQUARE

Exhibit 15

[English translation of the Timely Disclosure Document, dated March 31, 2003, filed with the Tokyo Stock Exchange.]

[Translation]

[This is an English translation from Japanese of a document made publicly available in Japan. Discrepancies, if any, between the original Japanese version and the English translation should be resolved in favor of the original Japanese version.]

March 31, 2003

To whom it may concern:

Company Name: ENIX CORPORATION
Representative: Keiji Honda
Representative Director & President
(Code Number: 9684, First Section of the Tokyo Stock Exchange)
Contact: Tatsuo Tomiyama
Director-General Manager of the Administration Department
Tel: 03-5352-6411

Company Name: SQUARE CO., LTD.
Representative: Yoichi Wada
Representative Director & President
(Code Number: 9620, First Section of the Tokyo Stock Exchange)
Contact: Yosuke Matsuda
Executive Financial Officer
Tel: 03-5496-7111

NOTICE OF AMENDMENT OF RATE OF CASH PAYMENT UPON MERGER

We are pleased to notify you that ENIX CORPORATION ("ENIX") and SQUARE CO., LTD. ("SQUARE") have decided, at their respective board of directors' meetings held on March 31, 2003, to amend the rate of the cash payment upon the merger pursuant to the merger agreement (the "Merger Agreement") dated November 26, 2002 entered into by and between ENIX and SQUARE.

1. Contents of Amendment

The rate of the cash payment upon the merger will be changed as follows:

(Before being amended)	30 yen for each share of SQUARE
(After being amended)	69 yen for each share of SQUARE

2. Reason for Amendment

In conjunction with the revision of SQUARE's business forecast for the year ended March 2003 that SQUARE released on March 20, 2003, the rate of the cash payment, in lieu of profit dividends, upon the merger has been amended in accordance with the proviso clause of Article 9 of the Merger Agreement and in light of the past dividend payout ratios under SQUARE's dividend policy.

End of document